EXHIBIT 99.1

FreeSeas Inc. Reports Second Quarter and Six-Month 2007 Results

Operating Revenue Increased 44 Percent During First Six Months of 2007

PIRAEUS, Greece, Sept. 17, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the quarter and six-month period ended June 30, 2007.

 Second Quarter Highlights

 * Revenue grew by 19.3% over the same quarter of 2006 and by 44.2%
   for the first half of 2007 over first half of 2006.
 * Income from operations reached $2.10 million, compared to a loss of
   $0.2 million for the same period of 2006; income from operations for first half of 2007 reached $3.19 million compared to a loss of
   $1.58 million in the same half of 2006.
 * Net income for the second quarter improved to $1.71 million, compared to a loss of $0.6 million in the same quarter of 2006 or
   $0.27 per share, based on 6,290,100 basic shares outstanding, compared to $0.10 loss per share in same quarter 2006; net income for first half of 2007 reached $2.62 million compared to a loss of
   $2.26 million in the first half of 2006, or $0.42 per share as of
   June 30, 2007 as compared to $0.36 loss per share for the same period in 2006.
 * Completed sale of the M/V Free Fighter, gain on sale of
   $1.37 million
 * M/V Free Envoy employed on a new one-year time charter until April
   2008 at a rate of $17,000 per day.

 Highlights Subsequent to the Quarter Close:

 * Took delivery of the Handysize M/V Free Hero currently subject to a
   $14,500 per day time charter expiring in December 2008 with a charterer's option for extension until February 2009.
 * Took delivery of the Handymax M/V Free Jupiter, currently placed on a spot charter for approximately 30 days at a rate of $43,000 per day, after which vessel will be time-chartered for three years at annually adjusting rates of US$32,000/$28,000/$24,000 per day, respectively.
 * Agreed to purchase 1995-built 22,051 DWT Handysize vessel, the M/V
   Free Goddess, for approximately $25.20 million. Delivery of the vessel is expected in September or October 2007 when it will be delivered to its charterers for a 25-month time charter at $19,250 per day.

Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer, commented, "Our continued focus on fleet modernization and optimization has resulted in strong revenue growth, margin expansion and an improved capital structure, all of which have lead to the successful acquisition of two modern vessels, one Handysize and one Handymax, and the pending acquisition of a second Handysize vessel. When the third acquisition is completed, these acquisitions will dramatically lower the average age of our fleet from 24 years to 15.6 years, and increase the fleet dwt from 51,558 to 145,704. Even when excluding the one-time gain of $1.37 million related to the sale of the M/V Free Fighter, income from operations showed significant improvement."

Varouxakis continued, "With our improved operating results, and with access to additional capital through our banking relationships, we continue to explore new opportunities to increase our fleet size, while strengthening our balance sheet and providing for consistent increases in revenue and profitability. We are pleased that we have been able to implement our new focus and strategy that was announced at the beginning of the year, and we look forward to continued success as we move through the remainder of 2007."

For the quarter and six months ended June 30, 2007, FreeSeas reported operating revenue $3.56 million and $7.83 million respectively, compared to $2.99 million and $5.43 million in 2006.

FreeSeas' fleet of owned vessels and the vessel for which delivery is pending are as follows:

 Current Fleet:
 ------------------------------------------------------------------------
 Vessel Name    Dwt      Vessel Type  Built  Employment
 ------------------------------------------------------------------------
 Free Destiny   25,240   Handysize    1982   Presently undergoing
                                             dry-docking and
                                             special survey
 ------------------------------------------------------------------------
 Free Envoy     26,318   Handysize    1984   One-year TC through
                                             Apr 2008 at $17,000 p/d
 ------------------------------------------------------------------------
 Free Hero      24,318   Handysize    1995   TC through Dec 2008/
                                             Feb 2009 at $14,500 p/d
 ------------------------------------------------------------------------
 Free Jupiter   47,777   Handymax     2002   Initial 30-day TC at
                                             $43,000 p/d followed by
                                             three-year TC through
                                             Sep 2010 at
                                             $32,000/28,000/24,000 p/d
 ------------------------------------------------------------------------
 Vessel to be delivered:
 ------------------------------------------------------------------------
 Vessel Name   Dwt       Vessel Type  Built  Delivery/Employment
 ------------------------------------------------------------------------
 Free Goddess  22,051    Handysize    1995   Expected delivery
                                             September/October 2007
                                             Two-month TC at
                                             $13,000 p/d followed by
                                             two-year TC at
                                             $19,250 p/d
 ------------------------------------------------------------------------

 FREESEAS INC.
 CONDENSED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                     June 30, 2007   December 31, 2006
                                      (Unaudited)
                                     ---------------------------------
 ASSETS
 ------

 CURRENT ASSETS:
   Cash and cash equivalents           $    7,672         $      372
   Trade receivables, net                     425                278
   Insurance claims                           207                485
   Due from related party                     513                 40
   Inventories                                165                242
   Prepayments and other                      124                 --
                                       ----------         ----------
     Total current assets              $    9,106         $    1,417

   Advances for acquisition of vessels     11,400                 --
   Fixed assets, net                       10,268             19,369
   Deferred charges, net                    2,030              2,300
                                       ----------         ----------
     Total Assets                      $   32,804         $   23,086
                                       ==========         ==========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------

 CURRENT LIABILITIES:
   Accounts payable                    $    1,598         $    2,003
   Accrued liabilities                        866              1,515
   Unearned revenue                           244                179
   Shareholders' loans, current portion     1,864              1,218
   Bank overdraft                              --              2,000
   Long-term debt, current portion          2,000              3,345
                                       ----------         ----------
     Total current liabilities         $    6,572         $   10,260

   Shareholders' loans, net of current
    portion                                12,193              1,334
   Long-term debt, net of current
    portion                                 2,500              4,485
                                       ----------         ----------
     Total long-term liabilities       $   14,693         $    5,819

 SHAREHOLDERS' EQUITY
   Preferred stock (5,000,000 shares
    authorized with par value $0.001,
    nil issued and outstanding at
    June 30, 2007 and December 31, 2006)       --                 --
    Common stock (40,000,000 shares
     authorized with par value $0.001,
     6,290,100 issued and outstanding
     at June 30, 2007 and
     December 31, 2006)                         6                  6
   Additional paid-in capital              11,612              9,703
   Retained (deficit)                         (79)            (2,702)
     Total shareholders' equity        $   11,539         $    7,007
                                       ----------         ----------
       Total liabilities and
        shareholders' equity           $   32,804         $   23,086
                                       ==========         ==========

 FREESEAS INC.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                        For three months ended   For six months ended
                         June 30,    June 30,    June 30,    June 30,
                           2007        2006       2007         2006
                       (Unaudited) (Unaudited) (Unaudited) (Unaudited)
                       ----------- ----------- ----------- -----------
 OPERATING REVENUES     $  3,562    $  2,986    $  7,830    $  5,430

 OPERATING EXPENSES:
 Vessel operating
  expenses                  (899)     (1,033)     (2,313)     (2,065)
 Voyage expenses             (37)        (49)        (39)       (686)
 Depreciation expense       (655)     (1,081)     (1,467)     (2,221)
 Amortization of
  deferred charges          (123)       (112)       (318)       (222)
 Management fees to a
  related party             (225)       (135)       (360)       (270)
 Commissions                (225)       (185)       (482)       (349)
 Compensation costs          (25)       (216)        (50)       (379)
 General and
  administrative expenses   (640)       (390)       (982)       (822)
 Gain on sale of vessel    1,369          --       1,369          --
                       ----------- ----------- ----------- -----------
 Income (loss) from
  operations            $  2,102    $   (215)   $  3,188    $ (1,584)

 OTHER INCOME
 (EXPENSE):
 Finance costs          $   (414)   $   (265)   $   (633)   $   (511)
 Interest income              39           2          39          13
 Other                       (17)       (125)         29        (176)
                       ----------- ----------- ----------- -----------
 Other (expense)        $   (392)   $   (388)   $   (565)   $   (674)
                       ----------- ----------- ----------- -----------

 Net income (loss)      $  1,710    $   (603)   $  2,623    $ (2,258)
                       =========== =========== =========== ===========

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA